



BRITISH AMERICAN TOBACCO

www.bat.com

news release



21 December 2001

DIRECTORS SHAREHOLDING BAT Industries

The independent trustees of the British American Tobacco Group Employee Trust notified the Company on 21 December 2001 that it had on the same date released 55,274 British American Tobacco p.l.c. 25p ordinary shares (the "Shares") to Mr K S Dunt, a Director of British American Tobacco p.l.c, following Mr Dunt's exercise on 21 December 2001 of an option granted under the British American Tobacco Share Option Scheme. The option was exercised at a price of 434.20p per Share.

Of the 55,274 Shares released to Mr Dunt, 47,443 Shares were sold on behalf of Mr Dunt at a price of 571.5p to meet the costs of exercise and tax liability.

Following this transaction, Mr Dunt has a beneficial interest in 108,325 (including 79,993 Shares under the Deferred Share Bonus Scheme) and a non-beneficial interest in 25,534 Shares. This is an increase of 7,831 Shares in Mr Dunt's total holding in British American Tobacco p.l.c.

In addition, the Company was notified on 20 December 2001 that on 17 December 2001 Mr M F Broughton, a Director of British American Tobacco p.l.c., acquired 7 Shares at a price of 558p per Share as a result of the reinvestment of a tax credit by his PEP Manager.

Following this transaction, Mr Broughton has a beneficial interest in 392,445 Shares (including 162,184 Shares under the Deferred Share Bonus Scheme) and a non-beneficial interest in 47,955 Shares.

Following these transactions, the independent trustees of the British American Tobacco Group Employee Trust hold a total of 30,586,237 Shares. The following executive directors, together with other employees, are potential beneficiaries and are therefore treated as having an interest: Mr M F Broughton, Mr U G V Herter, Mr K S Dunt and Mr P N Adams.

ENQUIRIES:

INVESTOR RELATIONS:
Ralph Edmondson 020 7845 1180

PRESS OFFICE:
David Betteridge/Scott Hailstone/Anne Tradigo 020 7845 2888